Exhibit 10.83

COLLABORATION AGREEMENT

BY AND BETWEEN

PHARMACYCLICS, INC.,

AND

LES LABORATOIRES SERVIER

AND

INSTITUT DE RECHERCHES INTERNATIONALES SERVIER

April 16, 2009

SUMMARY

COLLABORATION AGREEMENT

THIS COLLABORATION AGREEMENT (the "**Agreement**") is made effective as of April 16, 2009 (the "Effective Date") by and between Pharmacyclics, Inc., a corporation organized under the laws of the State of Delaware, having offices at 995 East Arques Avenue, Sunnyvale, California 94085, United States of America, ("**Pharmacyclics**"),and **Les Laboratoires Servier**, a company organized under the laws of France, having offices at 22 rue Garnier, 92200 Neuilly sur Seine Cedex, France ("**Servier**") and Institut de Recherches Internationales Servier, a company organized under the laws of France, having offices at 6, Place des Pléiades, 92415 Courbevoie. Pharmacyclics and Servier are sometimes referred to herein individually as a "**Party**" and collectively as the "**Parties**."

RECITALS

WHEREAS, Pharmacyclics is developing novel small molecule Pan-HDAC Inhibitors (as defined below), including without limitation intravenous and oral formulations of a certain clinical lead compound and a certain backup compound;

WHEREAS, Servier is a global company devoted to discovering, developing, manufacturing and marketing human pharmaceutical products;

WHEREAS, Pharmacyclics owns or has rights under certain patents, patent applications, other valuable technology and pre-clinical know-how relating to small molecule Pan-HDAC Inhibitors, and may develop or acquire additional related rights;

WHEREAS, Pharmacyclics and Servier share a mutual interest in a collaboration aimed at further research and development of Pan-HDAC Inhibitors back-up compounds;

WHEREAS, Servier desires to further , develop, register and commercialize the Pan-HDAC Inhibitors in the Territory (as defined below), and Pharmacyclics desires to have the Pan-HDAC Inhibitors , developed, registered and commercialized in the Territory, in accordance with this Agreement;

WHEREAS, Servier desires to obtain from Pharmacyclics certain exclusive rights and licences for the Pan-HDAC Inhibitors, and Pharmacyclics is willing to grant to Servier such rights and licences on the terms and conditions set forth below;

WHEREAS, Pharmacyclics is willing to grant to Servier an exclusive option to obtain the right to develop, register and commercialize the Option Compounds (as defined below) in the Territory.

In consideration of the premises and of the mutual covenants and obligations set forth herein, the Parties hereby agree as set out below.

ARTICLE 1
DEFINITIONS

The following capitalized terms shall have the following meanings:

1.1 "**Active Component**" means any product other than a Licensed Product that performs an identifiable prophylaxis, treatment, amelioration or maintenance function when combined with a Licensed Product.

1.2 "**Agreement**" shall have the meaning set forth in the first paragraph of this Agreement.

1.3 "**Affiliate**" means a Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with Servier or Pharmacyclics. For purposes of this definition, "control" means the possession, direct or indirect, of the power to

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cause the direction of the management and policies of a Person, whether through ownership of fifty percent (50%) or more of the voting securities of such Person, by contract or otherwise

1.4 "**Applicable Laws**" means all laws, statutes, ordinances, codes, rules and regulations that have been enacted by a Government Authority and are in force as of the Effective Date or come into force during the Term, in each case to the extent that the same are applicable to the performance by the Parties of their respective obligations under this Agreement.

1.5 "**Approval Application**" means any application necessary and appropriate to obtain a Regulatory Approval, together with all required documents, data and information concerning any Licensed Product that is the subject of such application.

1.6 "**Back-Up Compound(s)**" means any Pan-HDAC Inhibitor, other than the Initial Compound and the Initial Back-Up Compound, selected by the JRDC or Servier to replace the Initial Compound or the Initial Back-up Compound as a Collaboration Compound or a Licensed Product. The Back-up Compounds may be identified within the frame of the Research Program.

1.7 "**Biomarker**" means a biochemical feature, such as a change in a signaling pathway or the expression level of a protein that can be used to measure the progress of disease or the effects of a treatment. For purposes of illustration, but not limitation, a Biomarker may be one or more proteins or mRNA or DNA that (a) reflect drug exposure (for example, a pharmacodynamic biomarker), (b) are a surrogate of an effective outcome (for example, a pharmacoefficacy biomarker) and/or (c) are a predictor as to whether an individual patient will respond to treatment (for example, a predictive biomarker).

1.8 "**Bulk Form**" means (a) bulk active pharmaceutical ingredient or (b) any pharmaceutical ingredient that as sold cannot be used or distributed without further processing, combination with other Active Components or inactive components or packaging into Dosage Form.

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1.9 "**Business Day**" means any day (other than Saturday, Sunday or federal or state legal holiday) on which banking institutions are open for business in New York, New York, USA, and Paris, France.

1.10 "**Calendar Quarter**" means for each Calendar Year, each of the three month periods ending March 31, June 30, September 30 and December 31; provided, however, that (a) the first Calendar Quarter of any particular period shall extend from the commencement of such period to the end of the first complete Calendar Quarter thereafter; and (b) the last Calendar Quarter shall end upon the expiration or termination of this Agreement.

1.11 "**Calendar Year**" means, for the first Calendar Year, the period beginning on the Effective Date and ending December 31, 2009, and for each Calendar Year thereafter, each successive period beginning on January 1 and ending twelve (12) consecutive calendar months later on December 31; provided, however, that the last Calendar Year of the Term will be the period beginning on January 1 and ending on the effective date of expiration or termination of the Agreement Term.

1.12 "**Collaboration**" means all activities by and obligations of the Parties under this Agreement.

1.13 "**Collaboration Compound(s)**" means the Initial Compound, the Initial Back-Up Compound and any and all Back-Up Compounds.

1.14 "**Combination Product**" means a product that contains a Licensed Product and one (1) or more Active Components.

1.15 "**Competitive Compound**" shall have the meaning set forth in Section 6.3.1

1.16 "**Confidential Information**" shall have the meaning set forth in Section 8.1.

1.17 "**Contract Year**" means each one (1) year period beginning on the Effective Date or each anniversary thereof.

1.18 "**Control**" means, with respect to item, intellectual property, or other information, that the Party named as having Control (or an Affiliate controlled by such Party) owns such item, intellectual property, or other information, or otherwise possesses the ability to grant a license or sublicense under such intellectual property without violating the terms of any agreement or other arrangement with a Third Party.

1.19 "**Data**" means all preclinical data, clinical data, CMC data, clinical pharmacology data, research data, Manufacturing data and all regulatory documentation and filings and Regulatory Approvals submitted or obtained in or outside the Territory together with its supporting data and regulatory correspondence and rights to reference the same, in each case pertaining to any Collaboration Compound or Licensed Product, which are Controlled by each Party at any time during the Term of this Agreement.

1.20 "**Development Plan**" shall have the meaning set forth in Section 4.1.2.

1.21 "**Disclosing Party**" shall have the meaning set forth in Section 8.1.

1.22 "**DMF**" shall have the meaning set forth in Section 4.2

1.23 "**Dollars**" or "**$**" means the lawful currency of the United States of America.

1.24 "**Dosage Form**" means a pharmaceutical product that as sold is in individual dosage amounts and in the form approved for clinical supply or for sale to end users.

1.25 "**Effective Date**" shall have the meaning set forth in the first paragraph of this Agreement.

1.26 "**EMEA**" means the European Medicines Agency, and any successor thereto.

1.27 "**FDA**" means the United States Food and Drug Administration, and any successor thereto.

1.28 "**Field**" means the prophylaxis, treatment, amelioration, and maintenance of human diseases.

1.29 "**First Commercial Sale**" means the first sale of a Licensed Product by Servier, its Affiliates or its Sublicensees (including without limitation any of its co-marketing partners) for use or consumption of such Licensed Product in a country where Regulatory Approval of such Licensed Product has been obtained, or otherwise permitted for sale by the Governmental Authority of such country. Sale of a Licensed Product by Servier to an Affiliate of Servier or a Sublicensee of Servier shall not constitute a First Commercial Sale unless such Affiliate or such Sublicensee is the end user of the Licensed Product; provided, however, that in no event shall any sales for premarketing, testing or sampling be deemed a First Commercial Sale.

1.30 "**Fully Burdened Cost of Goods of Manufacturing**" means, as applicable:

      1.30.1 "Fully Burdened Cost of Goods of Manufacturing Bulk Form" as such term is defined in Exhibit 1.32(a); and

      1.30.2 "Fully Burdened Cost of Goods of Manufacturing Dosage Form" as such term is defined in 1.32(b).

1.31 "**GAAP**" means U.S. Generally Accepted Accounting Principles, consistently applied.

1.32 "**GLP**" means the regulations set forth in 21 C.F.R. Part 58 and the requirements expressed or implied thereunder imposed by the FDA and (as applicable) any equivalent or similar standards in jurisdictions outside the United States.

1.33 "**Government Authority**" means any supranational, national, regional, state or local government, court, governmental agency, authority, board, bureau, instrumentality or regulatory body, including without limitation any national (e.g., the FDA or the MHLW), supranational (e.g., the EMEA), regional, state or local regulatory agency, department bureau, commission, council or other government entity in any jurisdiction of the world that has responsibility for granting any licenses or approvals or granting pricing and/or reimbursement approvals necessary for the marketing and sale of a pharmaceutical product in any country.

1.34   [***]

1.35   "**Improvement(s)**" means any future new or useful discovery, invention, contribution, finding, or improvement that is generally applicable to the Collaboration Compounds and / or Licensed Products, the Manufacture, design, testing use or formulation thereof, whether or not patentable, and all related Know-How, that is conceived and reduced to practice by Pharmacyclics and/or Servier (or their Affiliates exercising rights under this Agreement) under this Agreement, either solely or jointly.

1.36   "**IND**" shall mean an Investigational New Drug application filed with FDA or a similar application filed with an applicable Governmental Authority outside of the United States such as a clinical trial application (CTA).

1.37   "**Infringement**" shall have the meaning set forth in Section 7.4.1.

1.38   "**Initial Back-Up Compound**" means [***].

1.39   "**Initial Compound**" means the Pan-HDAC Inhibitor known as PCI-24781, having the structure shown in Exhibit 1.7.

1.40   "**Inspected Party**" shall have the meaning set forth in Section 4.7.

1.41   "**Joint Invention**" means any invention, development, or discovery, whether or not patentable, pertaining to a Collaboration Compound or a Licensed Product, conceived and reduced to practice during the course of performance under this Agreement jointly by (a) employees or

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agents of Pharmacyclics or any of its Affiliates and (b) employees or agents of Servier or any of its Affiliates.

1.42 "**Joint Patents**" means (a) all patent applications that claim Joint Inventions and that are filed by or for the behalf of Pharmacyclics and Servier or an Affiliate of either pursuant to Section 7.3; (b) all patent applications that claim Improvements with respect to Joint Inventions; (c) all divisional, continuation, continuation-in-part or substitute applications which claim priority from any of the patent applications within (a) or (b) above; and (d) all patents which may issue on any of the patent applications within (a), (b) or (c) above, and all extensions, reexaminations or re-issues of any of such patents.

1.43 "**JNDA**" means a marketing authorization application filed with the MHLW

1.44 "**Know-How**" means information, data (including Data) and proprietary rights of any type whatsoever (other than Patent Rights and trademarks) in any tangible or intangible form whatsoever, including, without limitation, inventions, practices, methods, techniques, specifications, formulations, formulae, knowledge, know-how, skill, experience, test data and other similar information.

1.45 "**Licensed Product(s)**" means any pharmaceutical preparation in final form (or, where the context so indicates, the form under development) containing a Collaboration Compound as a primary active therapeutic ingredient for use in the Territory.

1.46 "**Losses**" shall have the meaning set forth in Section 10.1.

1.47 "**MAA**" shall mean a marketing authorization application filed with the EMEA pursuant to the centralized approval procedure in Europe or to national approval procedure with the applicable Governmental Authority of a country of the Territory outside Europe.

1.48 "**Manufacturing**" or "**Manufacture**" shall mean activities directed to producing, manufacturing, processing, filling, finishing, packaging, labeling, quality assurance testing and release, shipping and storage of a product.

1.49 "**MHLW**" means the Ministry of Health, Labor and Welfare, otherwise referred to as "Koseisho," or any successor thereto, which governs the review of human pharmaceutical products in Japan.

1.50 "**NDA**" shall mean a New Drug Application pursuant to Section 505 of the United States Federal Food, Drug and Cosmetic Act (21 U.S.C. Section 355) and the regulations promulgated thereunder related to a Product submitted to the FDA or any successor application.

1.51 "**Negotiation Period**" shall have the meaning set forth in Section 3.2.2.

1.52 "**Net Sales**" means: [***]

1.53 "**Option**" shall have the meaning set forth in Section 3.2.1.

1.54 "**Option Compound(s)**" means any compound developed by Pharmacyclics prior or during the Research Term:

    1.54.1 that comprises

        (a) an [***] Inhibitor or

        (b) an active ingredient of which is a small molecule and the mechanism of action of which is solely as an inhibitor of [***];

    1.54.2 that is not the Initial Compound, the Initial Back-Up Compound or any Back-Up Compound(s).

1.55 **"Option Compound License Agreement"** shall have the meaning set forth in Section 3.2.2

1.56 **"Pan-HDAC Inhibitor"** means a small molecule that inhibits the enzymatic activity of all active isoforms of histone deacetylase with similar potency, but not including any [***]-[***], including, for example, [***] [***].

1.57 **"Party"** or **"Parties"** shall have the meaning set forth in the first paragraph of this Agreement.

1.58 **"Patents"** means all patents and patent applications, and all continuing and divisional patent applications, continuations-in-part and reissue applications claiming priority, indirectly and directly, to such applications, and all patents issuing therefrom in the relevant Territory as well as any patent term extensions.

1.59 "**Patent Costs**" means all reasonable out of pocket fees and expenses, actually incurred in connection with the establishment and maintenance of rights under the Patent Rights, including without limitation, the official fees and reasonable patent attorneys' fees associated with the preparing, filing, prosecuting (including translation fees) and maintenance of such patent applications and patents, the costs of conducting re-examinations, reissues, requests for patent term extensions and the like with respect to such patents, and the costs associated with the conduct of interferences, the defense of oppositions and other similar proceedings in the Territory with respect to any such patent applications and/or patents.

1.60 "**Patent Rights**" means (a) patent applications and patents Controlled by a Party or the Parties at any time during the Term relating to the subject matter of this Agreement, including without limitation patent applications and patents with respect to Improvements; (b) all divisional, continuation, continuation-in-part or substitute applications which claim priority from any of the patent applications within (a) above; (c) all patents that may issue on any of the patent applications

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within (a) or (b) above; (d) all extensions, re-examinations, or reissues of patents within (a) or (c) above.

1.61 "**Person**" means any person or legal entity.

1.62 "**Pharmacyclics**" shall have the meaning set forth in the first paragraph of this Agreement.

1.63 "**Pharmacyclics Biomarker**" means a Biomarker Controlled by Pharmacyclics which is necessary or useful for clinical development and/or commercialization (e.g., [***] Biomarker) of a Pan-HDAC Inhibitor.

1.64 "**Pharmacyclics Know-How**" means Know-How Controlled by Pharmacyclics that is necessary or useful to Manufacture, have Manufactured, use, sell, have sold, import and export Licensed Products.

1.65 "**Pharmacyclics IP**" shall have the meaning set forth in Section 7.1.1.

1.66 "**Pharmacyclics Patent Rights**" means any Patent Right controlled by Pharmacyclics before or during the Term (including Pharmacyclics interests in Joint Patents) and necessary or useful to Manufacture, have Manufactured, use, have used, sell, have sold, import and export Licensed Product and Combination Product including but not limited to the Patent Rights listed in Exhibit 1.66.

1.67 "**Phase II Clinical Trial**" means a human clinical trial of a Licensed Product conducted for purposes of preliminary determination of efficacy and/or preliminary establishment of appropriate dosage ranges for efficacy and safety in patients as described under 21 C.F.R. §312.21(b) with respect to the United States, or, with respect to a jurisdiction other than the United States, a similar clinical study.

1.68 "**Phase III Clinical Trial**" means any clinical study intended as a pivotal study for purposes of seeking Regulatory Approval that is conducted on sufficient numbers of human subjects to establish that the Licensed Product is safe and efficacious for its intended use, to define warnings, precautions, and adverse reactions that are associated with the Licensed Product in the dosage range to be prescribed, and to support Regulatory Approval of the Licensed Product or label expansion of such pharmaceutical product, or a similar clinical study prescribed by the Governmental Authorities in a foreign country. The term "Phase III Clinical Trial" shall include without limitation any clinical trial that would satisfy requirements of 21 C.F.R. § 312.21(c), whether or not it is designated a Phase III Clinical Trial.

1.69 "**Product Materials**" shall have the meaning set forth in Section 11.6.2.

1.70 "**Reasonable Efforts**" means the level of efforts and resources required to actively develop, register and commercialize a Licensed Product in a sustained manner consistent with the efforts a similarly situated company would typically devote to a product directed to a market of similar size.

1.71 "**Receiving Party**" shall have the meaning set forth in Section 8.1.

1.72 "**Regulatory Approval**" means, with respect to a nation or, where applicable, a multinational jurisdiction, any approvals, licenses, registrations or authorizations necessary for the manufacture, marketing and sale of a Licensed Product or Combination Product in such nation or such jurisdiction.

1.73 "**Research Plan**" shall have the meaning set forth in Section 3.1.

1.74 "**Research Program**" shall have the meaning set forth in Section 3.1.

1.75 "**Research Term**" means the period commencing on the Effective Date and expiring on the [***] anniversary thereof, unless extended by the Parties in accordance with Section 3.4.

1.76   "**Research Work**" means the research work to be conducted by the Pharmacyclics under the Research Program during the Research Term

1.77   "**Responsible Executive**" means the President of Pharmacyclics or a duly authorized officer of Servier, or an executive officer of a Party designated by such Party with authority to bind such Party.

1.78   "**Servier**" shall have the meaning set forth in the first paragraph of this Agreement.

1.79   "**Servier IP**" shall have the meaning set forth in Section 7.1.2.

1.80   "**Servier Know-How**" means Know-How Controlled by Servier that is necessary or useful to Manufacture, have Manufactured, use, sell, have sold, import and export Licensed Products.

1.81   "**Servier Patent Rights**" means any Patent Right Controlled by Servier before or during the Term and necessary or useful to Manufacture, have Manufactured, use, sell, have sold, import and export Licensed Products, including Servier's interest in Joint Patents.

1.82   "**Sublicensee**" means with respect to a particular Licensed Product or Combination Product, a Third Party to whom Servier has granted directly or indirectly (i) a license to make and sell such Licensed Product or Combination Product, or (ii) a right or license to market, promote or distribute such Licensed Product, provided that such Third Party is responsible for some or all of the marketing or promotion of such Licensed Product or Combination Product within such Third Party's portion of the Territory.

1.83   "**Term**" shall have the meaning set forth in Section 11.1.1.

1.84   "**Territory**" means all territories and countries throughout the world, except the United States and its territories and possessions.

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1.85 "**Territory-specific Patents**" shall have the meaning set forth in Section 7.3.1.

1.86 "**Third Party**" means any Person other than Pharmacyclics or Servier or their respective Affiliates.

1.87 "**Third Party Technology**" shall have the meaning set forth in Section 6.1.4.

1.88 "**Valid Claim**" means with respect to Pharmacyclics Patent Rights (a) any claim of an issued, unexpired patent that has not been held unenforceable, unpatentable or invalid by a decision of a court or other governmental agency of competent jurisdiction following exhaustion (or expiration) of all possible appeal processes, and that has not been admitted to be invalid or unenforceable through reissue, reexamination or disclaimer or has not been made unenforceable due to a failure to pay maintenance fees, or (b) any composition of matter, article of manufacture or method of use claim contained in an application for a patent that has been pending for less than [***] years.

ARTICLE 2
MANAGEMENT OF THE COLLABORATION

2.1 **Joint Research and Development Committee ("JRDC")**

2.1.1 **Formation and Purpose**. Within fifteen (15) Business Days after the Effective Date, Servier and Pharmacyclics shall establish the JRDC, which shall facilitate communication between the Parties by providing a forum for review and discussion of each Party's activities under this Agreement and by coordinating the exchange of Data and other information contemplated in this Agreement. Each party shall designate four (4) representatives to serve as members of the JRDC. Each Party may replace any or all of its JRDC representatives at any time upon written notice to the other Party.

2.1.2 **Meetings**. The JDRC shall meet at least twice a year during the Term, unless otherwise agreed by the Parties. Such meetings may be in person or via telephone or video conference or other mutually agreeable means. With the consent of the JDRC members, other representatives of Servier or Pharmacyclics may attend JDRC meetings as ad hoc members. Each Party shall bear its own personnel and travel costs and expenses relating to JDRC meetings.

2.1.3 **Specific Responsibilities of the JDRC**. In support of its function of facilitating communication between the Parties, the JRDC shall, in particular:

(a) review and discuss the Research program, and the Research Plan and the Development Plan , the pivotal clinical protocols, the regulatory strategies, as well as modifications and updates of the Plans ;

(b) provide a forum for the review of progress and exchange of ideas and suggestions regarding the development, the registration and commercialization of Licensed Products both inside and outside the Territory ;

(c) coordinate the exchange of Data between the Parties;

(d) review and discuss the data and results generated under the Research Program;

(e) maintain a list of all Option Compounds identified by Pharmacyclics ; and perform such other functions as appropriate to further the purposes of this Agreement as determined by the Parties.

ARTICLE 3
RESEARCH PROGRAM

3.1 **Scope of Research**During the Research Term, Pharmacyclics shall engage in the research activities indicated in the Research Program listed in Exhibit 3.1 (the "**Research**

Program"). Pharmacyclics will set forth the activities to be conducted under the Research Program in a research plan, which may be amended from time to time by the Parties (the "**Research Plan**"). Pharmacyclics will provide results of the Research Program as soon as practicable to benefit ongoing research and/or clinical development on the Initial Compound, the Initial Back-Up Compound and/or the Back-up Compounds, or facilitate selection of an Option Compound and will present a report on its research results on a [***] basis to the JRDC.

3.2 Evaluation of Option Compounds; Option Exercise

3.2.1 Option Exercise. Pharmacyclics will notify Servier when it identifies an Option Compound under or outside the Research Program during the Term, and provide a written description of such Option Compound. Such notice will include, but not be limited to the chemical structure of any new chemical entity; synthesis and characterization, in vitro panel, and preliminary safety and efficacy data sufficient to support initiation of IND enabling studies. Servier shall have an option with respect to each such Option Compound to obtain a royalty-bearing, exclusive, sublicensable right and license under the Pharmacyclics IP to develop, register and commercialize such Option Compound in the Territory in the Field (each such option, an "**Option**"). Each such Option shall be exercisable for [***] after delivery of such notice upon written notice to Pharmacyclics.

3.2.2 License Negotiation. Promptly following Pharmacyclics' receipt of Servier's notice that it is exercising its Option with respect to a particular Option Compound, Pharmacyclics and Servier shall commence good faith negotiations regarding the terms under which Pharmacyclics would grant to Servier a royalty-bearing, exclusive, sublicensable right and license under the Pharmacyclics IP to (a) use the Option Compound supplied by Pharmacyclicsfor pre-clinical and/or clinical development activities, and (b) develop, have developed, Manufacture, have Manufactured, use, have used, offer for sale, lease, market, sell, have sold, import and export finished products containing such Option Compound in the Field in the Territory (each such license, an "**Option Compound License Agreement**"). The Parties shall use good faith efforts to successfully conclude

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such negotiations as soon as reasonably practicable and in any event on or before the end of the period which is [***] after the date of Servier's exercise of the Option ("**Negotiation Period**").

3.2.3   Option Compound Return.

If Servier does not give notice with respect to an Option Compound in accordance with Section 3.2.1, or, having exercised its Option in accordance with Section 3.2.1, fails to execute an Option Compound License Agreement prior to the expiration of the Negotiation Period, then any and all rights with respect to such Option Compound shall revert to Pharmacyclics and, thereafter, Servier shall have no right to or interest in such Option Compound.

3.3   Personnel and Resources. Pharmacyclics agrees to commit the personnel, facilities, expertise, and other resources needed to perform the Research Plan; provided, however, that Pharmacyclics does not warrant that the Research Program shall achieve any of the research objectives contemplated by them.

3.4   Term of the Research Program Pharmacyclics shall conduct the Research Work under the Research Program during the Research Term. At the end of the Research Term, Pharmacyclics' obligation to conduct the Research Work,   will cease unless the Parties mutually agree to extend the Research Term prior to the [***] anniversary of the Effective Date, subject to additional payments, to be agreed upon by the Parties, for research activities conducted by Pharmacyclics during any such extended period. An inventory of all Option Compounds then existing shall be prepared by the Pharmacyclics.

3.5   Expenses Except as otherwise set forth elsewhere in this Agreement, Pharmacyclics shall bear the costs and expenses of Research Work done pursuant to the Research Program at its laboratories and its affiliated laboratories. For clarity, the cost of synthesis of Option Compound(s) for which Servier has obtained a license pursuant to Section 3.2, and related costs of scale-up and process development for such Option Compound(s) shall be allocated between the Parties as set forth in the Option Compound License Agreement.

3.6   Exclusivity

Nothing in this Agreement shall restrict Pharmacyclics from researching, developing, registering and/or commercializing any [***] Inhibitor for any indication(s) in any country or countries in the world, or prevent Pharmacyclics from licensing a Third Party to do the same, however Pharmacyclics agrees that during the Term it will not (a) research, develop, register or commercialize any [***] Inhibitor for use in the Field in the Territory except in connection with its performance of the Research Program, or (b) grant to any Third Party a license to commercialize any [***] Inhibitor for use in the Field in the Territory without having priorly performed its obligations as per article 3.2 above.

ARTICLE 4
DEVELOPMENT, REGISTRATION AND COMMERCIALIZATION

4.1   Clinical and Non-clinical Development

4.1.1   Servier Obligations. Subject to the terms and conditions of this Agreement, Servier shall be responsible at its cost and shall use Reasonable Efforts to develop, register and commercialize the Licensed Products in the Territory in a prompt and expeditious manner, to (a) conduct all development of Licensed Products in the Field in the Territory, including, but not limited to, all design, planning, and performance of human clinical and non-clinical trials and analysis of clinical trials data as may be necessary to register and commercialize the Licensed Products in the Territory, in accordance with the Development Plan; (b) commence human clinical trials as soon as practicable following the Effective Date, and (c) assemble and file Approval Applications and timely communicate with the relevant Governmental Authorities to obtain Regulatory Approval from such relevant Governmental Authorities to manufacture, market, and sell Licensed Product(s). At the end of each Calendar Year, Servier will provide an annual report to Pharmacyclics outlining Servier's efforts in connection with development, clinical and regulatory activities relating to Licensed Products, which annual report shall contain at least the following information to the extent applicable to any Licensed Product: completion of GLP toxicology studies, stage of clinical development, and Approval Applications filed and Regulatory Approvals obtained.

4.1.2 **Development Plan**. Servier will provide Pharmacyclics with the initial development plan for Servier's development of Licensed Products in the Territory ("**Development Plan**") within [***] of Effective Date. Servier agrees to provide to Pharmacyclics for its information updated versions of the Development Plan at least annually, and any material modification or addition to the Development Plan within a reasonable period of time prior to implementation thereof.

4.1.3 **Change in Formulation**. Before modifying the formulation or Dosage Form of a Licensed Product, or developing a Collaboration Compound in combination with another Active Ingredient, each Party shall inform the other Party of the proposed modifications or development prior to its implementation.

4.2 **Exchange of Data**. Promptly after the Effective Date Pharmacyclics shall provide all Data from any and all clinical trials and preclinical studies of the Collaboration Compounds and/or Licensed Products that are completed as of the Effective Date, as well as the know-how relating to the Manufacture of the Collaboration Compounds and/or Licensed Products to ensure Servier's (or its subcontractors or sub licenses) ability to manufacture the Bulk Form and the Dosage Form of the Collaboration Compounds and/or Licensed Products as soon as possible. During the term of this Agreement, each Party shall provide to the other Party all Data to the extent Controlled by such Party, in a timely fashion and as promptly as possible for use by such other Party in accordance with this Section 4.2. Servier will only use and disclose Data to Third Parties as may be necessary or useful for development, Manufacture, registration, promotion, distribution and commercialization of Products in Territory; or as may otherwise be agreed by Pharmacyclics and Servier. Servier may not

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use any Data (or permit any Third Party to use Data) outside the Territory, nor for any products other than the Licensed Products and Combination Products. Pharmacyclics shall only use or disclose Data provided by Servier to Third Parties as is reasonably necessary or useful for registration and commercialization of Licensed Products outside the Territory, including without limitation for use by any Pharmacyclics' sub-licensee provided that (i) the disclosure of such Data is made under reasonable and customary confidentiality restrictions and (ii) Pharmacyclics undertakes to indemnify and hold harmless Servier, its Affiliates, their respective directors, representatives, agents, officers, employees, successors and assigns from and against any and all "Claims" arising as a result of the use or disclosure of the Data by Pharmacyclics or by a Third Party under a sub-license from Pharmacyclics. For the purpose of this section 4.2, "Claims" means any and all losses, liabilities, costs and expenses, debts and other obligations arising out of or resulting from Third party claims, judgment, damages of any kind whatsoever, arbitral awards and amounts paid in settlement of claims, judgments, legal proceedings and the like. For the purpose of clarity, the foregoing indemnity shall include but not be limited to product liability and similar third party claims.

4.3 Manufacture and Supply of Licensed Products for clinical trials Subject to the terms and conditions of this Agreement, Pharmacyclics or its Third Party manufacturer shall use Reasonable Efforts to (a) manufacture, or have manufactured, adequate quantities of all Licensed Products in Dosage Form necessary for clinical trials to be conducted, until Servier confirms to Pharmacyclics in writing that Servier has the capability to manufacture them for clinical trials, in the Territory in conformance with the specifications set forth in the respective Approval Applications and any amendments, supplements and substitutes thereto, all in accordance with a supply agreement to be negotiated by the Parties within ninety (90) days after the Effective Date containing terms consistent with this Section 4.3 and such other terms as are reasonable and customary for arrangements of this type. Pharmacyclics shall supply Licensed Products in Bulk Form or Dosage Form at a transfer price equal to its Fully Burdened Cost of Manufacturing Bulk Form or its Fully Burdened Cost of Manufacturing Dosage Form, as applicable, plus [***]% (see

Exhibits 1.32(a) and 1.32(b), respectively). Servier shall be responsible at its cost for the re-labeling of the Licensed Products as approved by the relevant Governmental Authority.

4.4 Regulatory Submissions

Copies of all draft material submissions submitted after the Effective Date to Governmental Authorities (limited to EMEA and FDA) by each Party in seeking marketing authorization for a reply thereto and to the extent reasonably practicable all other material correspondence with Governmental Authorities covering the Collaboration Compounds and/or Licensed Products shall be provided to the other Party promptly upon draft completion but in no event less than thirty (30) days before being submitted or sent, during which time the Party shall have a reasonable opportunity (not to exceed fifteen (15) days) to review such submissions or correspondence and consult with the other Party with respect thereto. Information provided under this provision shall include but not limited to:

- briefing books and slides relating to consultation meetings with governmental authorities

- IND submissions, initial submissions, serials, annual updates

- Clinical reports of pivotal studies

- module 2 overviews

- Module 2 summaries

- CMC module 3 files

- Draft labeling

- Answers to questions

After any such consultation and taking into consideration any comments from the other Party , the Party shall determine the final form of all material submissions and correspondence in its sole

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discretion. Final copies including clinical database for individual studies, integrated analysis and CRFs of all material submissions and correspondence shall be promptly provided to the other Party.

Governmental approvals: each Party shall provide the other with a copy of the NDA or EMEA approval letter within ten (10) days of its receipt.

4.5 Commercialization Subject to the terms and conditions of this Agreement, Servier shall be solely responsible at its cost and shall use Reasonable Efforts to (a) implement a strategy for marketing and promotion of the Licensed Products in the Field in the Territory (b) beginning promptly after the receipt of Regulatory Approval for a first Licensed Product in each country in the Territory, commercialize such Licensed Product in such country. At the end of each Calendar Year, after Servier or any Sublicensee of Servier has received Regulatory Approval for distribution, use or sale of a Licensed Product, Servier will provide a written summary to Pharmacyclics outlining Servier's efforts in connection with commercialization activities relating to such Licensed Product.

4.6 Reporting Adverse Drug Reactions/Experiences and exchange of safety information

Promptly following execution of this Agreement the Parties will prepare within ninety(90) days a Pharmacovigilance and quality agreements governing the collection, investigation, reporting, and exchange of information concerning adverse drug reactions/experience, Licensed Product quality and Licensed Product complaints, sufficient to permit each Party to comply with its legal obligations. The Pharmacovigilance and quality agreements will be promptly updated if required by changes in legal requirements. Each Party shall keep the other Party informed about any adverse drug reactions such Party becomes aware or is informed about regarding the use of a Licensed Product in or outside Territory. As between the Parties, Servier shall be responsible for reporting all adverse drug reactions/experiences to the appropriate regulatory authorities in countries in the Territory, and Pharmacyclics shall be responsible for reporting all adverse drug reactions/experiences to the appropriate regulatory authorities in countries outside the Territory, in accordance with the appropriate laws and regulations of the relevant countries and authorities.

Servier shall ensure that its Affiliates and Sublicensees comply with such reporting obligations in the Territory and Pharmacyclics shall ensure that its Affiliates and sublicensees (other than Servier and its Sublicensees) comply with such reporting obligations outside the Territory. These reporting obligations shall apply to other adverse events as described in the Pharmacovigilance and quality agreements including but not limited to adverse events occurring from product overdose or from product withdrawal, as well as any toxicity, sensitivity, failure of expected pharmacological action, or laboratory abnormality which is, or is thought by the reporter, to be serious or associated with relevant clinical signs or symptoms. Each Party will designate a pharmacovigilance liaison to be responsible for communicating with the other Party regarding the reporting of adverse drug reactions/experiences.

4.7 Reports; Inspection Each Party shall maintain, and shall use Reasonable Efforts to cause its Third Party manufacturers and Third Party contractors to maintain, accurate and complete records of all development work with respect to the Licensed Products, as consistent with the responsibilities of such Party under this Agreement. A Party, or such Party's authorized representatives, may visit those portions of the facilities of the other Party or their Third Party contractors or Third Party manufacturers where development is being performed during normal business hours upon reasonable notice without undue interruption to normal business operations.

4.8 Regulatory Inspections.

If either Party or its Affiliates or subcontractors (each, an "**Inspected Party**") are to be inspected by a Government Authority regarding the development, manufacture, registration or commercialization of a Licensed Product, the Inspected Party shall promptly notify the other Party of the inspection in writing as soon as reasonably practicable, and in advance, if any such inspection is a scheduled inspection. The Inspected Party shall, where practicable, permit representatives of the other Party to participate as observers with respect to such inspection, and shall provide the other Party with a written report of any such inspection, noting with specificity any records or documents reviewed by the regulatory inspector, and including copies of any FDA 483s (or their foreign equivalent) or written communications provided by or to any Government Authority relating to such inspection. The Inspected Party shall also provide an opportunity for the other Party to assist in responding to any issues or concerns relating to such inspections, and shall provide copies of all communications to and from any Government Authority relating thereto to the other Party. The Parties shall cooperate in good faith and otherwise mutually support any regulatory inspections of facilities, clinical sites, contract manufacturers or the like with respect to the Licensed Product, including by using Reasonable Efforts to make available such facilities, documents, information and/or personnel as are reasonably necessary or useful for such regulatory inspections by a Government Authority.

4.9 Audit Rights

Each Party shall have the right, during normal business hours, and no more than once per year, with more frequent audits upon agreement of the Parties (such agreement not to be withheld unreasonably), to inspect and audit: (a) those portions of the facilities of each Party, or any of its Affiliates, and subcontractors used in connection with the Licensed Products to ascertain compliance with Applicable Laws and Regulatory Approvals, including current GLP, Good Clinical Practices and Good Manufacturing Practices, provided that the inspecting Party shall on such occasions be accompanied by a representative of the other Party; and (b) any of the other Party's documentation, or its Affiliates' or subcontractors' documentation, relating to the Licensed Products and, to the extent permitted by law and any applicable privacy policies, the medical records of any patient participating in any clinical study of a Licensed Product being conducted by such Party or its Affiliates. A Party's audit rights shall be limited by bona fide Third Party agreements or confidentiality obligations, provided, however, that each Party shall use its reasonable efforts to obtain audit and inspection rights for the other Party under such agreements; and if a Party is unable to obtain such audit rights for the other Party, then upon request it shall exercise its own rights with respect to such an audit for the benefit of the other Party.

4.10 Failure to Develop or Register or Commercialize The Parties agree and understand that Servier has an obligation to use Reasonable Efforts to develop, register and commercialize Licensed Products. If Servier does not (a) initiate human clinical trials for at least one Collaboration Compound or Licensed Product within [***] after the delivery of clinical supplies or (b) use Reasonable Efforts to commercialize Licensed Products in accordance with Section 4.4, then this Agreement may immediately be terminated under Section 11.3.


ARTICLE 5
FINANCIAL TERMS


5.1   **License Fee** In partial consideration of the license rights granted by Pharmacyclics to Servier under this Agreement, Servier shall pay to Pharmacyclics, on the Effective Date and within fifteen (15) days after receipt of the corresponding invoice, an upfront non-refundable and non creditable license fee of Eleven Million Dollars ($11,000,000).

5.2   **Research Funding** Servier shall pay to Pharmacyclics a non-refundable and non-creditable total of Four Million Dollars ($4,000,000) to fund Pharmacyclics' conduct of the Research Program during the first two (2) Contract Years of the Term, such total amount to be paid as follows:

Contract Year	Payment
1	$2,000,000
2	$2,000,000

Payments from Servier to Pharmacyclics pursuant to this Section 5.2 shall be paid in four (4) equal installments. The first such installment shall be due on the latter of the Effective Date or October 1st, 2009, the second installment shall be paid six months after the first installment. The third installment shall be paid six (6) month after the second installment and the fourth installment shall be paid six months after the third one. Each payment shall be made with fifteen (15) days after receipt of the corresponding invoices.

    5.3   Milestone Payments. Servier shall make milestone payments to Pharmacyclics based on achievement of clinical development milestones as set forth in this Section 5.3 below. Servier shall promptly notify Pharmacyclics in writing of the first achievement of each of the milestones in the table below and the corresponding milestone payment shall be due within thirty (30) Calendar Days of occurrence thereof and fifteen (15) days after receipt of the corresponding invoices. Each milestone payment from Servier to Pharmacyclics shall be non-refundable and non-creditable. For purposes of clarification, none of the payments by Servier specified in this Section 5.3 may be applied to or otherwise credited against any other payment that may be due to Pharmacyclics under the terms of this Agreement. Each milestone payment shall only be paid once irrespective of the number of Licensed Product(s) and/or Combination Product(s) developed and/or commercialized.

Milestones	Payment
[***]	$[***]
[***]	$[***]
[***]	$[***]
[***]	$[***]
[***]	$[***]
Total of all possible milestone payments	$24,500,000

    5.4   Royalties Servier shall pay a running royalty of [***]% on the Net Sales of Licensed Product sold by Servier, its Affiliates and Sublicenses in the Territory. Such royalties shall be payable on Net Sales from the date of First Commercial Sale on a Licensed Product–by–Licensed

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Product and country-by-country basis until the later of (a) expiration of all Valid Claims covering the Licensed Product in such country or (b) any other exclusivity protection of the Licensed Products in such country (e.g., regulatory data protection for new chemical entities, data exclusivity periods (such as periods under national implementations of Article 9.1(a)(iii) of Directive 2001/EC/83, and all international equivalents), Orphan Drug Status etc.), provided that in the event of the launch of a generic version of a Licensed Product in a given country for which royalties would otherwise be due under this Article 5, and thereafter, until the latter of the expiration of all Valid Claims covering such Licensed Product in such country, Servier shall pay to Pharmacyclics a royalty equal to [***] of the applicable royalty rate indicated above (i.e., [***]%) on Net Sales of such Licensed Product or any other exclusivity protection of the Licensed Product in such country. Notwithstanding anything to the contrary, in the event that Servier, or any of its Affiliates or Sublicensees, receives consideration for the sale or other disposition of a Licensed Product prior to the date of First Commercial Sale of such Licensed Product, including for example the sale or other disposition of a Licensed Product on a "named patient" basis, such consideration shall be deemed to be revenues recognized for purposes of the determination of Net Sales pursuant to Section 1.53 and the calculation of royalties to be paid to Pharmacyclics pursuant to this Section 5.4. Each royalty shall be payable only once with respect to a particular Licensed Product.

5.4.1 Royalty Payments and Reports. Servier shall provide a report to Pharmacyclics within [***] after the end of each Calendar Quarter, certified by an executive officer of Servier as accurate and in accordance with generally accepted accounting principles, as consistently applied by Servier across all of Servier's products, on a country by country basis, setting forth (a) the amount of gross sales of Licensed Products and, if applicable, Combination Products in such quarter, (b) any deductions from such amount of gross sales as permitted pursuant to Section 1.53.1, (c) a calculation of Net Sales of each Licensed Product and, if applicable, Combination Product for such quarter, (d) the amount of aggregate in Territory Net Sales of each Licensed Product and, if applicable, Combination Product on a cumulative per year basis for the current year, and (e) the amount of royalty due on Net Sales with respect to such Calendar Quarter. Within thirty

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*** Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

(30) days after the end of each Calendar Quarter, Servier shall make all royalty payments payable to Pharmacyclics under this Agreement with respect to such Calendar Quarter. Along with such payments, Servier shall also provide detailed information regarding the calculation of royalties due pursuant to this Section 5.4, including without limitation allowable deductions in the calculation of Net Sales of Licensed Products in the Territory.

        5.4.2   Non-Monetary Consideration. In the event that Servier receives any non-monetary consideration in connection with the sale of Licensed Products, Servier's royalty obligation under this Section 5.4 shall be based on the fair market value of such other consideration. In such case, Servier shall disclose the terms of any such arrangement to Pharmacyclics and the Parties shall endeavor in good faith to agree on such fair market value. For the sake of clarity, the provision or use of Licensed Products for research purposes to the extent permitted under this Agreement or as samples for commercial purposes (in reasonable quantities) shall not be considered a sale for non-monetary consideration.

        5.4.3   Records and Audit. Servier shall keep or cause to be kept such records as are required to determine the sums or credits due under this Section 5.4, including without limitation Net Sales in countries where Licensed Products are sold. At the request of Pharmacyclics, Servier and its Affiliates and its Sublicensees shall permit an independent certified public accountant appointed by Pharmacyclics and reasonably acceptable to Servier, at reasonable times and upon reasonable notice, to examine those records as may be necessary to determine, with respect to any Calendar Year ending not more than [***] years prior to Pharmacyclics' request, the correctness or completeness of any report or payment made under this Section 5.4. The foregoing right of review may be exercised only once per year and only once with respect to each such periodic report and payment. Results of any such examination shall be (a) limited to information relating to Licensed Products, (b) made available to both Parties and (c) subject to the terms of ARTICLE 8. Pharmacyclics shall bear the full cost of the performance of any such audit, unless such audit discloses a variance to the detriment of Pharmacyclics of more than [***] percent ([***]%) from the amount of the original report, royalty or payment calculation. In such case, Servier shall bear the full cost of the performance of such audit.

5.5 **Taxes and Withholding** All payments due and payable under this Agreement will be made without any deduction or withholding for or on account of any tax unless such deduction or withholding is required by Applicable Laws. If the paying Party is so required to deduct or withhold, such Party will (a) promptly notify the other Party of such requirement, (b) pay to the relevant authorities the full amount required to be deducted or withheld promptly upon the earlier of determining that such deduction or withholding is required or receiving notice that such amount has been assessed against the other Party, and (c) promptly forward to the other Party an official receipt (or certified copy) or other documentation reasonably acceptable to the other Party evidencing such payment to such authorities. Such payments may be subject to a " five" per cent (5%) withholding tax according to the article 12 of the double tax treaty signed on august 31st, 1994 between France and USA under condition that PHARMACYCLICS provides SERVIER with the necessary documentation to enable SERVIER to obtain the benefit of a tax reduction under the applicable legislation. In such a case, SERVIER shall promptly provide PHARMACYCLICS with original receipts of payment to the French governmental authority to allow PHARMACYCLICS to deduct the said withholding tax.

5.6 **Currency** All amounts due and payable and calculations hereunder shall be in Dollars. As applicable, Net Sales, and any expenses incurred by either Party, shall be translated into Dollars in accordance with the average buyer rates of exchange for the currencies involved into the currency of the United States quoted by Citibank (or its successor in interest) in New York, New York at the close of business on each Business Day of the quarterly period in which the royalties on Net Sales were earned or the expenses incurred.

5.7 **Blocked Currency** In any country where conversion of the local currency is blocked and such currency cannot be removed from the country, Servier shall make payments of any royalties due and payable under this Agreement in respect of Net Sales in such country in local currency by depositing such amount to an interest bearing account in the name of Pharmacyclics, in a bank within such country designated by Pharmacyclics.

5.8 **Payments; Late Payments** Servier shall make all payments due and payable to Pharmacyclics under this Agreement by wire transfer of immediately available funds to such account designated by Pharmacyclics from time to time to Servier in writing in accordance with the provisions of Section 13.6. If any sum due and payable under this Agreement shall not have been paid on or before the applicable due date, simple interest shall accrue on the unpaid amount at the rate of [***] per annum; provided, however, that no interest shall accrue on any portion of an unpaid amount which is the subject of a good faith, legitimate dispute. If any such dispute is resolved against Servier, the date of resolution shall be deemed the date that payment to Pharmacyclics originally was due.


ARTICLE 6

LICENSES


6.1 **LicensesDevelopment, Manufacture and Commercialization License to Servier**. Subject to the terms and conditions of this Agreement, Pharmacyclics hereby grants to Servier a royalty-bearing, exclusive right and license (even to Pharmacyclics), with the right to grant sublicense rights under the Pharmacyclics IP to (a) use Collaboration Compounds supplied by Pharmacyclics in Bulk Form or Dosage Form pursuant to Section 4.3 to re-label Licensed Products for use in clinical studies, and (b) develop, have developed, Manufacture, have Manufactured, made, have made, use, have used, offer for sale, lease, market, sell, have sold, import and export Collaboration Compounds, Licensed Products and Combination Products, solely in and for use in the Territory.

6.1.2 **Non-exclusive License to Pharmacyclics Biomarkers**. Subject to the terms and conditions of this Agreement, Pharmacyclics hereby grants to Servier a fully-paid, royalty free, nonexclusive right and license, with the right to grant sublicense rights, under the Pharmacyclics IP

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to use and have used the Pharmacyclics Biomarkers, for diagnostic and pharmacogenomic purposes in connection with the development, registration and commercialization of the Collaboration Compounds, Licensed Products and Combination Compounds and any Option Compounds with respect to which Servier has obtained a license pursuant to Section 3.2.

6.1.3 Development and Commercialization License to Pharmacyclics. Subject to the terms and conditions of this Agreement, Servier hereby grants to Pharmacyclics a fully-paid, royalty free, exclusive right and license, with the right to grant sublicense rights, under the Servier IP to develop, have developed, make, have made, use, have used, import, offer for sale, lease, market, sell, and have sold Licensed Products outside the Territory.   Notwithstanding the foregoing and the licenses granted to Servier in Section 6.1.1 above, Pharmacyclics retains a nonexclusive right to directly, or through others, manufacture and/or develop Licensed Products (including to conduct human clinical trials) in the Territory, provided that Pharmacyclics agrees that it will not develop (including to conduct human clinical trials) any Collaboration Compounds or Licensed Products in the Territory without first obtaining Servier's written consent.

6.1.4 Third Party Technology. If after the Effective Date, Pharmacyclics wishes to acquire from a Third Party a license to such Third Party's know-how or patent rights that would be within the Pharmacyclics IP ("**Third Party Technology**"), then Pharmacyclics shall submit a written proposal to Servier therefor. If Servier agrees that Pharmacyclics should acquire such license, it shall so notify Pharmacyclics within fifteen (15) days of its receipt of such proposal from Pharmacyclics. In such event, Pharmacyclics shall have the right to negotiate the terms and condition therefor, and the payments and fees under such license shall be shared as agreed between the Parties**;** provided that the final terms and conditions of such license shall be subject to the approval of Servier, such approval not to be unreasonably withheld, conditioned or delayed. If Servier does not so notify Pharmacyclics within such fifteen (15) day period or otherwise does not approve the final terms and conditions of such license and the sharing of the costs thereof, then such Third Party Technology shall be deemed excluded from the Pharmacyclics IP.

6.2   No Conflict.

6.2.1   Competitive Compounds. Each party covenants and warrants that during the Term neither it nor its Affiliates will conduct, by themselves or with any Third Party(ies), any clinical development, sale or distribution of a product containing Competitive Compound(s). As used herein, a "**Competitive Compound**" means any PAN-HDAC Inhibitor which exerts its therapeutic effect by inhibiting any histone deacetylase other than a Collaboration Compound, a Licensed Product, or (i) with respect to Servier, any Option Compound with respect to which Servier has obtained a license pursuant to Section 3.2., or (ii) with respect to Pharmacyclics, any Option Compound .

6.3   No Other Rights and Retained Rights This Agreement confers no right, license or interest by implication, estoppel, or otherwise under any Patent Rights, Know-How or other intellectual property rights of either Party, except as expressly set forth in this ARTICLE 6 and elsewhere in this Agreement. Each Party hereby expressly retains and reserves all rights and interests with respect to patents, patent applications, know-how or other intellectual property rights not expressly granted to the other Party hereunder.

6.4   General Communications. Each Party shall keep the other Party regularly informed as to its progress and activities relating to the research, development, registration, commercialization, marketing and promotion of the Collaboration Compound and the Licensed Products, including with respect to regulatory matters and meetings with Government Authorities, in reasonable timelines. In connection therewith, Pharmacyclics and Servier shall provide each other with such information regarding such progress and activities under each Research Plan and Development Plan, or otherwise relating to a Licensed Product, as the other Party may reasonably request from time to time. In order to facilitate the Parties' exercise of their rights and fulfillment of their obligations hereunder, each Party agrees to give due consideration to any comments provided by the other Party with respect to such Party's research, development, registration, commercialization, marketing and promotion of the Collaboration Compound and the Licensed Products.

ARTICLE 7
INTELLECTUAL PROPERTY

7.1   Ownership of Intellectual Property

7.1.1   Pharmacyclics Ownership. As between the Parties, subject only to Section 7.1.2 and the licenses set forth in ARTICLE 6, Pharmacyclics shall retain all right, title and interest in and to the Pharmacyclics Know-How and Pharmacyclics Patent Rights, (including their Improvements and all patents and patent applications claiming such Improvements) (the foregoing intellectual property rights, collectively the "**Pharmacyclics IP**").

7.1.2   Servier Ownership. As between the Parties, subject only to the licenses set forth in ARTICLE 6, Servier shall retain all right, title and interest in and to the Servier Know-How and Servier Patent Rights including their Improvements and all patents and patent applications claiming such Improvement, (the foregoing intellectual property rights, collectively the "**Servier IP**").

7.1.3   Joint ownership

All Joint Patents shall be jointly owned by Servier and Pharmacyclics on the basis of an equal undivided interest. Each party shall have the right subject to the exclusivity provisions in ARTICLE 6 of the Agreement to freely exploit, directly or through its Affiliates, transfer, license or encumber its rights in any such Joint Patent without the Consent of or payment or accountancy to the other Party and each Party waives any right it may have under the laws of any jurisdiction to require such consent payment or accounting. This provision shall survive termination of this Agreement howsoever caused.

*** Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

7.1.4 Inventorship. Inventorship of inventions shall be determined in accordance with rules and guidelines regarding inventorship as established under any applicable patent law.

7.2 Ownership of Approval Applications And Regulatory Approvals

Servier shall own or be the holder of all right, title and interest in all Approval Applications in countries in the Territory necessary to obtain Regulatory Approvals in the Territory required for marketing and sale of Licensed Products or any other activity to be engaged in by Servier under this Agreement, together with any Regulatory Approval obtained in connection therewith, and shall be responsible for the filing thereof, the payment of fees and all other associated costs, for monitoring clinical experiences and filing associated reports, and fulfilling all of its regulatory obligations throughout the development, registration and commercialization of the Licensed Product in the Territory. Such Approval Applications, together with any Regulatory Approvals obtained in connection therewith, shall be filed in Servier's name and owned or held by Servier. Notwithstanding the foregoing, Pharmacyclics or its designee may file a DMF in the Territory in its own name with respect to the supply of the Compound in Bulk Form, provided that Pharmacyclics shall permit Servier to cross-reference such DMF in Servier's regulatory filings for the Licensed Product in the Territory with respect to Compound supplied in Bulk Form under such DMF.

7.3 Disclosure

Each Party shall promptly disclose to the other Party any inventions, modifications, Improvements, or other developments pertaining to Collaboration Compounds and Licensed Products made by or on behalf of the disclosing Party in the course of performance of this Agreement (such Inventions, modifications, Improvements and other developments, collectively "Inventions", which include, without limitation, sole and/or Joint Inventions of either or both Parties and/or Third Parties acting on behalf of either Party, as the case may be).

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7.4 Patents registration

7.4.1 Existing Patents.

Pharmacyclics shall have the exclusive right to file, prosecute and maintain the patent applications and patents listed on Exhibit 1.66, together with any and all divisions, continuations, continuations-in-part, patents of addition, substitutions and foreign counterparts of such patents and patent applications (collectively, the "**Existing Pharmacyclics Patents**"), provided however that Pharmacyclics shall (i) keep Servier reasonably informed as to the filing, prosecution and maintenance of such patents and patent applications, (ii) furnish to Servier copies of documents relevant to any such filing, prosecution and maintenance and (iii) allow Servier a reasonable opportunity to approve on documents filed with any patent office which would affect the scope or enforceability of such patents and patent applications. Servier will be responsible for all reasonable patent costs incurred by Pharmacyclics for the filing, translating, prosecution, and maintenance of the Existing Pharmacyclics Patents in the Territory provided Servier has not only approved but expressed in writing its interest in the filing, translating, prosecution and/or maintenance of those Existing Pharmacyclics Patents. As used herein, filing, prosecution and maintenance of the Existing Pharmacyclics Patents shall include the preparing, filing, prosecuting and maintenance of such patent applications and patents, as well as the conduct re-examinations, reissues, requests for patent term extensions and the like with respect to such patents, together with the conduct of interferences, the defense of oppositions and other similar proceedings in the Territory with respect to any such patent applications and/or patents. Pharmacyclics will invoice Servier on a quarterly basis.

7.4.2 Patent Applications for Inventions

As between Servier and Pharmacyclics, the responsible party for the filing, prosecution and maintenance of Patents claiming Inventions (herein "Responsible Party") shall be:

(a) Pharmacyclics, if the subject Invention pertains to the Initial Compound, the Initial Back-up Compound or the Back-up Compound and is conceived and reduced

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to practice during the course of performance of the Agreement by employees or agents of Pharmacyclics; or

(b) Servier, if the subject Invention is (i) a Joint Invention or (ii) pertains to the Initial Compound, the Initial Back-up Compound or the Back-up Compound and is conceived and reduced to practice during the course of performance of the Agreement by employees or agents of Servier.

The Responsible Party shall in any event be determined prior to the filing of the Patent(s) before the national authorities.

7.4.3 Filing, Prosecution and Maintenance of Patents

(i) Proposal. Each Party shall propose in writing (whether via e-room posting or otherwise) to, and discuss in good faith with, the other Party whether it is appropriate to file invention disclosures and patent applications on Inventions. Such discussion shall take place within a reasonable time frame, and shall conclude not later than thirty (30) days after the date of such written proposal. If the other Party does not indicate its disapproval of the written proposal by the end of the 30 days period, then the other Party is deemed to have approved the proposal, and the Responsible Party shall proceed as proposed. In the event of disagreement between the Parties, this disagreement will be resolved by the JDRC.

(ii) Responsibility. As soon as a filing can proceed in accordance with the terms of Section 7.4.2. (i) above, the Responsible Party shall promptly and diligently file, prosecute, seek prompt issuance of, and maintain patent applications according to its own internal standards for effectively covering inventions made by the employees of either Party or of any Third Party pursuant to the performance of the Agreement. The Responsible Party will submit for the other Party's approval a substantially complete draft of each such patent application at least thirty (30) days prior to the contemplated filing date, and the other Party agrees to provide final comments within two weeks thereof. In the event of disagreement between the Parties, this disagreement will be resolved by the JDRC.

The Responsible Party will provide the other Party within fifteen (15) days copies of all documents and official letters exchanged between the Responsible Party and any Third Party and/or patent office relating to the patent application in question.

Provided Servier has not only approved (or has been deemed to approve) but expressed in writing its interest in the filing, prosecution and/or maintenance of any Patents claiming Inventions, Servier will be responsible for all reasonable expenses associated with its filing, prosecution and maintenance in all jurisdictions in the Territory ("**Territory-specific Patents**"). As used herein, filing, prosecution and maintenance of the Territory-specific Patents shall include the preparing, filing, prosecuting and maintenance of such patent applications and patents, as well as the conduct re-examinations, reissues, requests for patent term extensions and the like with respect to such patents, together with the conduct of interferences, the defense of oppositions and other similar proceedings in the Territory with respect to any such patent applications and/or patents.

7.4.4   If the Responsible Party elects not to prosecute such a Territory-specific Patent, the other Party may do so at its sole discretion and expense. Either Party may at any time elect not to continue to pay any prosecution and maintenance costs with respect to a particular Territory-specific Patent, and shall before such discontinuation assign all its rights in such Patent to the other Party that agrees to pay all such costs.   Such assignment shall take place in a timely manner to enable the non-assigning Party to meet any external requirement concerning prosecution matters and paying prosecution and maintenance costs.

7.4   Enforcement of Patent Rights

7.5.1   Notice. If any patent within the Pharmacyclics Patent Rights or within the Servier Patent Rights is or might reasonably be infringed by a Third Party through the manufacture, use, sale, offer for sale, or importation of any Licensed Product or Collaboration Compound (an "**Infringement**"), the Party first having knowledge of such infringement shall promptly notify the other Party in writing. Such notice shall set forth the facts of the Infringement in reasonable detail.

7.5.2   Enforcement of Pharmacyclics Patent Rights. Pharmacyclics shall have the first right, but not an obligation, to institute, prosecute, and control, using counsel of Pharmacyclics' choice, any action or proceeding with respect to an Infringement of a patent within the Pharmacyclics Patent Rights, which, if continued, reasonably would be expected to affect the manufacture, use, sale, offer for sale, or importation of a Licensed Product. To the extent permitted by Applicable Laws where either (a) Pharmacyclics has brought suit or (b) the patent alleged to be infringed is owned by a Third Party and Pharmacyclics is authorized to permit Servier to do so, Servier shall have the right, at its own expense, to be represented in any such action or proceeding by counsel of Servier's choice. If Pharmacyclics institutes any such action or proceeding, Servier agrees to be joined as a party plaintiff if necessary for Pharmacyclics to institute and prosecute such action or proceeding, and to give Pharmacyclics reasonable assistance and authority to institute and prosecute such action or proceeding. If Pharmacyclics fails to institute and thereafter prosecute an action or proceeding with respect to such an Infringement within a period of ninety (90) days after the earlier of (i) the date of the Parties' determination that such infringement, in the Parties' reasonable judgment, if continued, would affect materially the manufacture, use, sale, offer for sale, or importation of a Licensed Product, or (ii) the date of Servier's request to institute such an action or proceeding, Servier, to the extent that Pharmacyclics is authorized to permit Servier to do so, shall have the right, but not the obligation, to institute and/or prosecute and control an action or proceeding in its name with respect to such an Infringement by counsel of Servier's choice. If Servier institutes any such action or proceeding, Pharmacyclics agrees to be joined as a party plaintiff if necessary for Servier to institute and prosecute such action or proceeding, and to give Servier reasonable assistance and authority to institute and prosecute such action or proceeding. In

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addition, if the Patent alleged to be infringed is owned by a Third Party and Pharmacyclics does not have authority to require such Third Party to join as a party plaintiff, Pharmacyclics agrees to use Reasonable Efforts to cause such Third Party to agree to be joined as a party plaintiff if helpful or necessary for Servier to prosecute an action or proceeding, and to give Servier reasonable assistance and authority to institute and prosecute such action or proceeding.

7.5.3   Enforcement of Servier Patent Rights and Joint Patents. Servier shall have the first right, but not an obligation, to institute, prosecute and control, using counsel of Servier's choice, any action or proceeding with respect to an Infringement of a Patent within the Servier Patent Rights and/or Joint Patents, which, if continued, reasonably would be expected to affect the manufacture, use, sale, offer for sale, or importation of a Licensed Product. To the extent permitted by Applicable Laws where either (a) Servier has brought suit or (b) the patent alleged infringed is owned by a Third Party and Servier is authorized to permit Pharmacyclics to do so, Pharmacyclics shall have the right, at its own expense, to be represented in any such action or proceeding by counsel of Pharmacyclics' choice.

7.5.4   Recoveries. Unless otherwise required as a result of prior written agreement, any damages or other monetary awards recovered in an action or proceeding described in Section 7.5.2 or Section 7.5.3 shall be applied first to the reimbursement of Servier and Pharmacyclics and, in the circumstance where the Patent infringed is owned by a Third Party, such Third Party, of such Parties' respective out-of-pocket expenses (including without limitation reasonable attorneys' fees and expenses) actually incurred in connection with such infringement action or proceeding, on a pro rata basis based upon such Parties' respective out-of-pocket expenses, until all such expenses have been recovered. Any remaining amount of such damages or other monetary awards shall then be applied against obligations of the Parties in such action or proceeding as a result of written agreements with Third Parties with respect to the Patent infringed, and then for the benefit of the Party having initiated the enforcement of the Patents as provided for in Section 7.5.2 and Section 7.5.3.

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7.6   Infringement Of Third Party Rights.

If a Third Party alleges that the manufacture, use, sale, offer for sale, or importation of Licensed Product in the Territory infringes intellectual property rights owned or otherwise controlled by such Third Party, as between the Parties, Servier shall have the first right, but not the obligation, to defend or, after consultation with Pharmacyclics as set forth in this Section 7.6, settle any legal action or proceeding arising from an allegation by a Third Party that the manufacture, use of sale of a Licensed Product in the Territory by a Party infringes a patent owned or otherwise controlled by such Third Party with respect to any claim. In addition, Servier shall have the right to take appropriate steps to initiate and pursue in the Territory any challenge, opposition, or other similar actions or proceedings, including without limitation interference proceedings, relating to a patent application or patent owned or otherwise controlled by a Third Party with respect to any matter relating to Licensed Products. Servier shall promptly disclose to Pharmacyclics all material information related to any action or proceeding, and the Parties shall consult with each other concerning strategy, approaches and the consequences of approaches to be taken pursuant to this Section 7.6. Pharmacyclics shall provide all reasonable assistance requested by Servier in connection with any such action or proceeding. Any and all costs and expenses incurred by either Party under this Section 7.6, as well as damages or settlement amounts, shall be shared by the Parties at a rate of (a) one hundred percent (100%) by Pharmacyclics for infringement claims based exclusively on any activity by Pharmacyclics outside the Territory, and (b) one hundred percent (100%) by Servier for infringement claims based exclusively on any activity by Servier in the Territory

7.7   Settlement With A Third Party

Except as otherwise expressly provided in Section 7.5, a Party may not settle or otherwise finally resolve an action or proceeding against or by an infringer under Section 7.5 or Section 7.6, respectively, without the prior written consent of the other Party, such consent not to be unreasonably withheld or delayed, but may be withheld if such settlement would materially and adversely affect the interest of such other Party.

7.8 Trademarks

7.8.1 Ownership.

Servier shall at its own expense select, register and maintain the trademark(s) used by Servier, its Affiliates, and its Sublicensees (the "**Servier Trademarks**") in connection with Licensed Products in the Territory. Pharmacyclics shall have no rights in respect of Servier Trademarks.

Pharmacyclics shall at its own expense select, register and maintain the trademark(s) used by Pharmacyclics, its Affiliates and Sublicensees (the "**Pharmacyclics Trademarks**") in connection with Licensed Products outside the Territory. Servier shall have no rights in respect of Pharmacyclics Trademarks.

7.8.2 Notice of Unauthorized Use.

(a) Pharmacyclics agrees to give Servier prompt written notice of any unlicensed use by Third Parties of Servier Trademarks of which Pharmacyclics has knowledge.

(b) Servier agrees to give Servier prompt written notice of any unlicensed use by Third Parties of Pharmacyclics Trademarks of which Servier has knowledge.

ARTICLE 8
CONFIDENTIALITY

8.1 Confidentiality; Exceptions Except as otherwise provided in this Agreement, the Parties agree that, during the Term and for [***] thereafter, all non-public, proprietary or "confidential" marked invention disclosures, know-how, data, clinical and non-clinical and technical, financial, promotional, commercial and other information of any nature whatsoever,

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including, without limitation all discussions and information exchanged between the Parties pursuant to a certain confidentiality agreement entered into by the Parties dated as of [***] (collectively, "**Confidential Information**"), disclosed or submitted, either orally or in writing (including, without limitation by electronic means) or through observation, by one Party (the "**Disclosing Party**") to the other Party (the "**Receiving Party**") hereunder shall be received and maintained by the Receiving Party in strict confidence, shall not be used for any purpose other than the purposes expressly permitted by this Agreement, and shall not be disclosed to any Third Party (including without limitation in connection with any publications, presentations or other disclosures). Each Party will promptly notify the other upon discovery of any unauthorized use or disclosure of the Confidential Information. Confidential Information belongs to and shall remain the property of the Disclosing Party. The provisions of this ARTICLE 8 shall not apply to any information that can be shown by the Receiving Party:

8.1.1   to have been known to or in the possession of the Receiving Party prior to the date of its actual receipt from the Disclosing Party;

8.1.2   to be or to have become readily available to the public, other than through any act or omission of the Receiving Party in breach of this Agreement or any other agreement between the Parties;

8.1.3   to have been disclosed to the Receiving Party, other than under an obligation of confidentiality, by a Third Party which had no obligation to the Disclosing Party not to disclose such information to others; or

8.1.4   to have been subsequently independently developed by the Receiving Party without access to or use of the Confidential Information as demonstrated by competent written records.

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8.2   Authorized Disclosure Notwithstanding the provisions of Section 8.1 above and subject to Sections 8.3 and 8.5 below, each Party may use and disclose the other Party's Confidential Information as follows: (a) under appropriate confidentiality obligations substantially equivalent to those in this Agreement, to its Affiliates, licensees, permitted Sublicensees, contractors and any other Third Parties to the extent such use and/or disclosure is necessary or reasonably useful to perform its obligations or to exercise the rights granted to it, or reserved by it, under this Agreement (including to grant licenses or permitted sublicenses hereunder); or (b) to the extent such disclosure is reasonably necessary in filing or prosecuting intellectual property applications, prosecuting or defending litigation, complying with Applicable Laws or governmental regulations, obtaining Regulatory Approval, conducting clinical trials hereunder with respect to a Licensed Product, or submitting information to tax or other Governmental Authorities.   If a Party is required by law or regulations (including securities laws, regulations or guidances) to make any such disclosure of the other Party's Confidential Information, to the extent it may legally do so, it will give reasonable advance notice to the other Party of such disclosure requirement and, save to the extent inappropriate in the case of patent applications or otherwise, will use its good faith efforts to secure confidential treatment of such Confidential Information prior to its disclosure (whether through protective orders or otherwise). For any other disclosures of the other Party's Confidential Information, including to Affiliates, licensees, permitted Sublicensees, contractors and other Third Parties, a Party shall ensure that the recipient thereof is bound by a written confidentiality agreement as materially protective of such Confidential Information as this ARTICLE 8.

8.3   Confidential Terms. Each Party agrees not to disclose to any Third Party the terms of this Agreement without the prior written consent of the other Party hereto, except each Party may disclose the terms of this Agreement: (a) to advisors (including financial advisors, attorneys and accountants), actual or potential acquisition partners or private investors, and others on a need to know basis, in each case under appropriate confidentiality provisions substantially equivalent to those in this Agreement; or (b) to the extent necessary to comply with applicable laws and court orders (including securities laws, regulations or guidances); provided that in the case of paragraph

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(b), the disclosing Party shall promptly notify the other Party and (other than in the case where such disclosure is necessary, in the reasonable opinion of the disclosing Party's legal counsel, to comply with securities laws, regulations or guidances) allow the other Party a reasonable opportunity to oppose with the body initiating the process and, to the extent allowable by law, to seek limitations on the portion of the Agreement that is required to be disclosed.

8.4   Return of Confidential Information The Receiving Party shall keep Confidential Information belonging to the Disclosing Party in appropriately secure locations. Upon the expiration or termination of this Agreement, any and all Confidential Information possessed in tangible form by a Receiving Party, its Affiliates, or its Sublicensees, or its or any of their officers, directors, employees, agents, consultants or clinical investigators and belonging to the Disclosing Party, shall, upon written request, be immediately returned to the Disclosing Party (or destroyed if so requested) and not retained by the Receiving Party, its Affiliates, or its Sublicensees, or any of their officers, directors, employees, agents, consultants or clinical investigators; provided, however, that a Party may retain one (1) copy of any Confidential Information in an appropriately secure location, which by Applicable Laws it must retain, for so long as such Applicable Laws require such retention but thereafter shall dispose of such retained Confidential Information in accordance with Applicable Laws or this Section 8.4.

8.5   Publication of Product Information. Prior to its publishing, publicly presenting and/or submitting for written or oral publication a manuscript, abstract or the like that includes Data or other information relating to the Collaboration Compounds or a Licensed Product generated under this Agreement that has not previously published pursuant to this Section 8.5 (each, a "**Publication**"), the Party proposing such Publication shall provide the other Party a copy thereof for its review for at least thirty (30) days unless such Party is required by law to publish such information sooner. Such Party shall consider in good faith any comments provided by the other Party during such period. In addition, the Party proposing such Publication shall, at the request of the other Party, remove any Confidential Information of the other Party therefrom, except each Party shall have the right to publicly disclose any information, including Confidential Information, pertaining to safety of a Licensed Product that such Party believes in good faith it is obligated to disclose. Without limiting the foregoing, it is understood that the principles to be observed in any disclosures described in this Section 8.5 shall be accuracy, compliance with applicable law and regulatory guidance documents, reasonable sensitivity to potential negative reactions of the FDA (and its foreign counterparts). Accordingly, any comments provided by the other Party on a disclosure submitted to it by the publishing Party pursuant to this Section and/or any requests for any Confidential Information to be removed from any such disclosure shall comply with such principles. The contribution of each Party shall be noted in all Publications by acknowledgment or co-authorship, whichever is appropriate.


ARTICLE 9

REPRESENTATIONS, WARRANTIES AND COVENANTS


9.1 **Representations and Warranties of the Parties Concerning Corporate Authorizations** Each Party represents and warrants to the other Party that:

9.1.1 such Party is duly organized and validly existing and in good standing under the laws of the jurisdiction of its organization;

9.1.2 such Party has the full corporate power and is duly authorized to enter into, execute and deliver this Agreement, and to carry out and otherwise perform its obligations thereunder; and

9.1.3 this Agreement has been duly executed and delivered by, and is the legal and valid obligations binding upon such Party and the entry into, the execution and delivery of, and the carrying out and other performance of its obligations under this Agreement by such Party (a) does not conflict with, or contravene or constitute any default under, any agreement, instrument, or understanding, oral or written, to which it is a party, including without limitation its certificate of incorporation or by-laws, and (b) does not violate Applicable Laws or any judgment, injunction, order, or decree of any Government Authority having jurisdiction over it.

9.2 **Representations, Warranties and Covenants of Pharmacyclics** Pharmacyclics represents, warrants and covenants to Servier that:

9.2.1 as of the Effective Date, Pharmacyclics Controls the Pharmacyclics Patent Rights and the Pharmacyclics Know-How free and clear of any lien, claim, charge, encumbrance or right of any Third Party in the Territory, and such rights, to Pharmacyclics' knowledge as of the Effective Date, are the only Patent Rights and Know-How necessary to manufacture, use, sell and import a pharmaceutical specialty containing the Initial Compound or the Initial Back-Up Compound as contemplated by this Agreement;

9.2.2 Pharmacyclics maintains and shall maintain throughout the term of this Agreement a work force suitably qualified and trained, and facilities and equipment sufficient, to enable Pharmacyclics to perform its obligations as set forth from time to time under this Agreement;

9.2.3 there are not as of the Effective Date, nor have there been over the three (3) year period immediately preceding the Effective Date, any claims, lawsuits, arbitrations, legal or administrative or regulatory proceedings, charges, complaints or investigations by any Government Authority (except in the ordinary course of the granting of patents and proceedings relating thereto) or by any Third Party threatening or pending against Pharmacyclics or, to Pharmacyclics' knowledge, its licensors relating to the Pharmacyclics Patent Rights;

9.2.4 as of the Effective Date, to Pharmacyclics' knowledge, the exercise by Servier of the rights and licenses granted to Servier by Pharmacyclics under this Agreement will not infringe any rights owned or controlled by any Third Party;

9.2.5 as of the Effective Date, Pharmacyclics has not granted rights to any Third Party under the Pharmacyclics Patent Rights and the Pharmacyclics Know-How that conflict with the rights granted to Servier under this Agreement;

9.2.6 Pharmacyclics has not used, and during the Term will not use, any employee or consultant that is debarred by any Governmental Authority or is the subject of debarment proceedings by any Governmental Authority; provided, however, that if Pharmacyclics learns that its employee or consultant performing work on its behalf under this Agreement has been debarred by any Governmental Authority, or has become the subject of debarment proceedings by any Governmental Authority, Pharmacyclics shall promptly notify Servier and shall prohibit such employee or consultant from performing work on Pharmacyclics' behalf under this Agreement;

9.2.7 Pharmacyclics covenants to Servier that it will comply with all Applicable Laws, including without limitation any guidance of Governmental Authorities relating to the development, manufacture promotion and commercialization of the Licensed Products in each country outside the Territory; and

9.2.8 Pharmacyclics will not enter into any agreement with any Third Party that is in conflict with this Agreement, and will not take any action that would in any way prevent it from assuming its obligations or granting the rights granted to Servier under this Agreement, or that would otherwise materially conflict with or adversely affect its obligations or assuming the rights granted to Servier under this Agreement.

9.3 **Representations, Warranties and Covenants of Servier** Servier represents, warrants and covenants to Pharmacyclics that:

9.3.1 Servier maintains and shall maintain throughout the term of this Agreement a work force suitably qualified and trained, and facilities and equipment sufficient, to enable Servier to perform its obligations as set forth from time to time under this Agreement;

9.3.2 there are not as of the Effective Date, nor have there been over the three (3) year period immediately preceding the Effective Date, any claims, lawsuits, arbitrations, legal or administrative or regulatory proceedings, charges, complaints or investigations by any Government Authority (except in the ordinary course of the granting of patents and proceedings relating thereto) or by any Third Party threatening or pending against Servier or, to Servier's knowledge, its licensors relating to the Servier Patent Rights;

9.3.3 as of the Effective Date, to Servier's knowledge, the exercise by Pharmacyclics of the rights and licenses granted to Pharmacyclics by Servier under this Agreement will not infringe any rights owned or controlled by any Third Party;

9.3.4 as of the Effective Date, Servier has not granted rights to any Third Party under the Servier Patent Rights and the Servier Know-How that conflict with the rights granted to Pharmacyclics under this Agreement;

9.3.5 Servier has not used, and during the Term will not use, any employee or consultant that is debarred by any Governmental Authority or is the subject of debarment proceedings by any Governmental Authority; provided, however, that if Servier learns that its employee or consultant performing work on its behalf under this Agreement has been debarred by any Governmental Authority, or has become the subject of debarment proceedings by any Governmental Authority, Servier shall promptly notify Pharmacyclics and shall prohibit such employee or consultant from performing work on Servier's behalf under this Agreement;

9.3.6 Servier covenants to Pharmacyclics that it will comply with all Applicable Laws, including without limitation any guidance of Governmental Authorities relating to the development, manufacture and commercialization of the Licensed Products in each country in the Territory;

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9.3.7 Servier will not enter into any agreement with any Third Party that is in conflict with this Agreement, and will not take any action that would in any way prevent it from assuming its obligations or granting the rights granted to Pharmacyclics under this Agreement, or that would otherwise materially conflict with or adversely affect its obligations or assuming the rights granted to Pharmacyclics under this Agreement; and.

9.4   **Disclaimer**

EXCEPT AS EXPRESSLY SET FORTH IN THIS ARTICLE 9, THE PARTIES MAKE NO REPRESENTATIONS, WARRANTIES OR COVENANTS OF ANY KIND WHATSOEVER, EITHER EXPRESS OR IMPLIED, WRITTEN OR ORAL, INCLUDING WITHOUT LIMITATION ANY IMPLIED WARRANTY OF MERCHANTABILITY, WARRANTY OF FITNESS FOR A PARTICULAR PURPOSE OR WARRANTY OF NON-INFRINGEMENT.

ARTICLE 10
INDEMNIFICATION, INSURANCE, LIMITATION OF LIABILITY

10.1   **Indemnification by Servier** Servier hereby agrees to save, defend, and hold Pharmacyclics, its Affiliates and their officers, directors, employees and agents harmless from and against any and all direct and foreseeable losses, damages, liabilities, costs and expenses resulting from any claims, demands, actions and other proceedings by any Third Party (collectively, "**Losses**") to the extent resulting directly from or arising directly out of: (a) any material breach by Servier of its representation, covenants or warranties under this Agreement except to the extent such Losses result from or arise out of any act or omission for which Pharmacyclics is found to have an indemnification obligation pursuant to Section 10.2 and (b) the gross negligence or willful misconduct of Servier or its Affiliates or Sublicensees, and its or their directors, officers, agents and employees.

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10.2   Indemnification By Pharmacyclics Pharmacyclics hereby agrees to save, defend and hold Servier, its Affiliates and their officers, directors, employees and agents harmless from and against any and all Losses to the extent resulting directly from or arising directly out of (a) the development, Manufacture, registration, promotion, use, sale or other disposition of any Collaboration Compound, Licensed Product or Combination Product by Pharmacyclics and/or its Affiliates, licensees and Sublicenses (other than Service) outside the Territory ; (b) the negligence or intentional misconduct of Pharmacyclics, or its Affiliates, and its or their directors, officers, agents, employees or consultants; or (c) the material breach by Pharmacyclics of any representation, warranty, covenant or other provision of this Agreement.

10.3   Insurance

10.3.1 Servier Responsibilities. For so long as Servier is conducting clinical trials using any Collaboration Compound or any Licensed Product, or manufacturing, marketing, promoting, distributing or selling any Licensed Product, as applicable, under this Agreement, Servier shall either provide reasonably satisfactory evidence to Pharmacyclics of Servier's self-insurance or obtain product liability insurance for the benefit of Servier, covering such activities under terms that are similar to those obtained by Servier for Servier's other similar products under development and other similar products being manufactured, marketed, promoted, distributed or sold.

10.3.2 Pharmacyclics Responsibilities. Upon initiation of clinical trials using any Collaboration Compound or any Licensed Product, Pharmacyclics shall obtain and maintain general liability insurance covering its activities (including but not limited to development, Manufacturing, marketing, promotion, distribution and selling any Licensed Product outside the Territory) under terms that are similar to those obtained by Pharmacyclics for Pharmacyclics' other similar products. Such insurance shall be maintained throughout the duration of the Agreement.

10.4   Limitation of Liability; Exclusive Remedies

10.4.1 Limitation of Liability. EXCEPT FOR EACH PARTY'S INDEMNIFICATION OBLIGATIONS UNDER SECTION 10.1 OR SECTION 10.2, AS APPLICABLE, AND ANY CLAIMS RELATED TO ONE PARTY'S INFRINGEMENT OF THE OTHER PARTY'S INTELLECTUAL PROPERTY OUTSIDE OF THE RIGHTS AND LICENSES GRANTED UNDER ARTICLE 6 OR BREACH BY A PARTY OF ITS CONFIDENTIALITY OBLIGATIONS HEREUNDER, UNDER NO CIRCUMSTANCES SHALL A PARTY HEREOF BE LIABLE TO THE OTHER PARTY HEREOF FOR CONSEQUENTIAL, INCIDENTAL, PUNITIVE OR SPECIAL DAMAGES.

10.4.2 Remedies. THE REMEDIES PROVIDED IN THIS AGREEMENT ARE EXCLUSIVE OF ANY OTHER REMEDY AVAILABLE AT LAW OR IN EQUITY.

ARTICLE 11
TERM AND TERMINATION

11.1   Term

11.1.1 Expiration. This Agreement shall commence on the Effective Date and shall remain in full force and effect for so long as Servier is obligated to pay royalties on sales of Licensed Product in any country in the Territory (the "**Term**").

11.1.2 Notwithstanding the provisions of Section 11.1.1, this Agreement may be terminated, in whole or in part, prior to expiration of the Term pursuant to the terms and conditions of Sections 11.2, 11.3, 11.4, 11.5 or 11.6.

11.2   Termination for safety and/or public health issues Servier shall be entitled to terminate this Agreement immediately upon written notice to Pharmacyclics after Servier reasonable identification of safety and/or public health issues.

11.3   Termination for Cause

If either Party commits a material breach of this Agreement at any time, which breach is not cured within thirty (30) days in the case of a breach consisting of an undisputed nonpayment of money, after written notice from the non-breaching Party specifying the breach, or sixty (60) days in the case of any other material breach, after written notice from the non-breaching Party specifying the breach, or if such breach is not susceptible of cure within such period, the non-breaching Party shall have the right to terminate this Agreement by written notice on a country-by-country and Licensed Product–by–Licensed Product basis. The Parties acknowledge and agree that failure to exercise any right or option, or to take any action expressly within the discretion of a Party shall not be deemed to be a material breach hereunder. Termination for change of control

In the event that a company engaged (prior to any acquisition of controlling interest in Pharmacyclics as defined here-below) in the research, development or sale of Pan-HDAC Inhibitor, (and/or [***] if Servier exercises its option as per article 3.2) acquires or controls directly or indirectly greater than [***] per cent of the voting stocks or assets of Pharmacyclics, then if the Research Term has not yet expired, Servier at its discretion shall have the right to terminate the Agreement and/or the Research Program with immediate effect.

11.4   Termination for Insolvency

To the extent permitted by Applicable Laws, either Party may terminate this Agreement upon written notice to the other Party on or after the occurrence of any of the following events: (a) the appointment of a trustee, receiver or custodian for all or substantially all of the property of the other Party, or for any lesser portion of such property, if the result materially and adversely affects the ability of the other Party to fulfill its obligations hereunder, which appointment is not dismissed within sixty (60) days, (b) the determination by a court or tribunal of competent jurisdiction that the other Party is insolvent such that a Party's liabilities exceed the fair market value of its assets, (c) the filing of a petition for relief in bankruptcy by the other Party on its own behalf, or the filing of any such petition against the other Party if the proceeding is not dismissed or withdrawn within sixty (60) days thereafter, (d) an assignment by the other Party for the benefit of creditors, or (e) the dissolution or liquidation of the other Party. All rights and licenses granted under or pursuant to this Agreement by one Party to the other Party are, and shall otherwise be deemed to be, licenses of rights to "intellectual property". The Parties agree that both Parties, as licensees of such rights and licenses, shall retain and may fully exercise all of their rights and elections under Applicable Laws.

11.5 Termination at will

At any time following the later of (i) the [***] anniversary of the Effective Date, or (ii) the end of the Research Term, Servier shall have the right to terminate this Agreement upon not less than sixty (60) days prior written notice thereof to Pharmacyclics without any indemnity of any kind being due to Pharmacyclics on the basis of such termination.

11.6 Rights on Termination

11.6.1 Termination by Pharmacyclics on the basis of article 11.3 or by Servier on the basis of article 11.5. In the event there are any on-going clinical trials of Licensed Products in the Territory, at Pharmacyclics' request, Servier agrees to either transition such clinical trials to Pharmacyclics, or to continue for a period not to exceed [***] after such termination to conduct such clinical trials at Pharmacyclics costs and expense.

Servier shall promptly request from the regulatory authorities the transfer to Pharmacyclics of all regulatory filings and registrations (including Approval Applications and Regulatory Approvals) for Licensed Products in the Territory. In addition, Servier shall promptly provide to Pharmacyclics at Pharmacyclics' costs a copy of all Data pertaining to Licensed Products in the Territory to the extent not previously provided to Pharmacyclics.

11.6.2 Termination by Servier on the basis of article 11.3 and 11.4

In case of termination of this Agreement by Servier on the basis of article 11.3, 11.4 , Servier shall have a perpetual, fully paid-up, royalty-free exclusive licence, which includes the right to sublicence, under Pharmacyclics IP (including any Data and Confidential Information of Pharmacyclics) to make, have made, use, promote, market, sell, offer for sale, import, export and otherwise commercialize the Licensed Product and Combination Products in and outside the Territory.

11.6.3 Return of Materials. Unless otherwise implied in this article 11.6, within fifteen (15) days after the termination becomes effective, each Party shall destroy all tangible items comprising, bearing or containing trademarks, marks, tradenames, patents, copyrights, designs, drawings, formulas or other data, photographs, samples, literature, sales and promotional aids ("**Product Materials**") and Confidential Information of the other Party, that is in the first Party possession, and provide written certification of such destruction, or prepare such Confidential Information for shipment to the first Party, as the first party may direct, at the first Party's expense;

11.6.4 Licenses to Data, Confidential Information and Trademarks. In case of a termination of this Agreement by Pharmacyclics on the basis of article 11.3 and 11.4 the following shall apply:

(a)   Pharmacyclics shall have a perpetual, fully paid-up, royalty-free non-exclusive license, which includes the right to sublicense, under the Servier IP (including any Data and Confidential Information of Servier) to make, have made, use, promote, market, sell, offer for sale, import, export and otherwise commercialize the Licensed Product in the Territory.

11.7   Accrued Rights Termination, relinquishment or expiration of this Agreement for any reason shall be without prejudice to any right which shall have accrued to the benefit of either Party prior to such termination, relinquishment or expiration, including damages arising from any breach under this Agreement. Such termination, relinquishment or expiration shall not relieve either Party from obligations which are expressly indicated to survive termination or expiration of this Agreement.

11.8   No Renewal, Extension or Waiver. Acceptance of any order from, or sale or license of, any Licensed Product to Servier after the effective date of termination or expiration of this Agreement shall not be construed as a renewal or extension hereof, or as a waiver of termination of this Agreement.

11.9   Survival The following articles and sections of this Agreement shall survive expiration of this Agreement pursuant to Section 11.1.1 or termination of this Agreement for any reason: Articles 4.4, 4.6, 4.8, 4.9, 7, 8, 9, 10, 11.7 and 12.

ARTICLE 12
GOVERNING LAW AND DISPUTE RESOLUTION

12.1   Governing Law

This Agreement shall be governed by and construed under the laws of FRANCE, without giving effect to any conflicts of law principle that would result in the application of the laws of any jurisdiction other than FRANCE.

12.2   Dispute Resolution

12.2.1 If, at the time of any dispute, the Parties are otherwise unable to resolve a dispute arising out of or in connection with this Agreement informally, either Servier or

Pharmacyclics by written notice to the other, may have such dispute referred to Responsible Executives, one from each of the Parties, designated to resolve such a dispute by good faith negotiations.

12.2.2 Any dispute that has not been resolved in accordance with Section 12.2.1 shall be submitted to the Responsible Executives no later than thirty (30) days after such request by either Servier or Pharmacyclics. If Responsible Executives of the Parties are unable to resolve any such dispute, such dispute will be submitted to arbitration.

. Any such arbitration shall be governed by and finally settled under the Rules of Arbitration of the International Chamber of Commerce by one or more arbitrators appointed in accordance with the said Rules. The arbitration proceedings shall take place in Brussels, Belgium in the English language.

12.2.3 All negotiations conducted by the Parties pursuant to this Section 12.2 shall be deemed to be and shall be treated as compromise and settlement negotiations. Nothing said or disclosed, nor any document produced, in the course of such negotiations which is not otherwise independently discoverable shall be offered or received as evidence or used for impeachment or for any other purpose in any current or future arbitration or litigation.

ARTICLE 13
GENERAL PROVISIONS

13.1   **Assignment**

Neither Party may assign or otherwise transfer its rights or obligations under this Agreement without the prior written consent of the other Party, such consent not to be unreasonably withheld, except that a Party may assign or otherwise transfer its rights or obligations in whole or in part without such consent (a) to an Affiliate of such Party; provided that no such assignment shall relieve any Party as the primary obligor hereunder; or (b) to a Third Party in connection with the merger, consolidation, or sale of substantially all of the assets relating to the subject matter of this Agreement of the assigning Party, or reorganization affecting substantially all of the assets or voting control of the assigning Party. This Agreement shall be binding upon and inure to the benefit of the successors and permitted assigns of the Parties. Any assignment not in accordance with this Agreement shall be null, void, and of no effect.

13.2   Force Majeure

Neither Party shall lose any rights hereunder or be liable to the other Party for damages or losses on account of failure of performance by the defaulting Party   if the failure is occasioned by government action, war, fire, explosion, flood, external strike, lockout, embargo, act of God, or any other similar cause beyond the control of the defaulting Party, provided that the Party claiming force majeure shall promptly notify the other Party in writing setting forth the nature of such force majeure, shall use reasonable efforts to eliminate, remedy or overcome such force majeure and shall resume performance of its obligations hereunder as soon as reasonably practicable after such force majeure ceases. Iif any force majeure continues for more than one hundred eighty (180) days, the other Party may terminate this Agreement in part, on a country-by-country basis, or in whole, if all countries are affected, upon written notice to the affected Party.

13.3   Further Actions

Each Party agrees to execute, acknowledge and deliver such further instruments, and to do all such other acts, as may be necessary or appropriate in order to carry out the purposes and intent of this Agreement.

13.4   Governmental Approvals; Compliance With Law

The Parties shall make all filings with Government Authorities as shall be required by Applicable Laws in connection with this Agreement and the activities contemplated hereunder or thereunder. In fulfilling its obligations under this Agreement each Party agrees to comply in all material respects with all Applicable Laws.

13.5   Press Releases and Announcements

13.5.1 Initial Release. On the Effective Date or, if mutually agreed, promptly after the Effective Date, the Parties shall issue a joint press release to announce the execution of this Agreement and the relationship of the Parties. Such press release will be in the form attached hereto as Exhibit 13.5. The Parties shall also mutually agree upon a corresponding Question & Answer outline for use in responding to inquiries about the Agreement. Thereafter, each Party may each disclose to Third Parties the information contained in such press release and Question & Answer outline without the need for further approval by the other Party.

13.5.2 Further Publicity. The Parties acknowledge the importance of supporting each other's efforts to publicly disclose results and significant developments regarding the Licensed Products that may include information that is not otherwise permitted to be disclosed under this Section 13.5, and that may be beyond what is required by law, and each Party may only make such disclosures from time to time with the prior written approval of the other Party, which approval may be discretionarily withheld or delayed. Such disclosures may include achievement of milestones, significant events in the development and regulatory process, commercialization activities and the like. When a Party (the "**Requesting Party**") elects to make any such public disclosure under this Section 13.5.2, it will give the other Party (the "**Receiving Party**") at least ten (10) Business Days notice to review, comment and approve on such statement, it being understood that if the Receiving Party does not notify the Requesting Party in writing within such ten (10) Business Day period of any objections, as contemplated in this Section 13.5.2, such disclosure shall be deemed approved.. The principles to be observed in such disclosures shall include accuracy, compliance with applicable law and regulatory guidance documents, reasonable sensitivity to potential negative reactions of the FDA (and its foreign counterparts) and the need to keep investors informed regarding the Requesting Party's business

13.6 Notices

All notices required or permitted to be given under this Agreement, including, without limitation all invoices provided by Pharmacyclics to Servier, shall be in writing and shall be deemed given if delivered personally or by facsimile transmission receipt verified, mailed by registered or certified mail return receipt requested, postage prepaid, or sent by express courier service, to the Parties at the following addresses, or at such other address for a Party as shall be specified by like notice, provided that notices of a change of address shall be effective only upon receipt thereof.

If to Pharmacyclics, addressed to:	Pharmacyclics, Inc.
	995 E. Arques Avenue
	Sunnyvale, California 94085-4521
	Fax: 408-774-0340
	Attention: Vice President of Business Development
With a Copy to:	Attn: Chief Financial Officer
	(same address above)
If to Servier addressed to:	Institut de Recherche International Servier
	6, place des Pléiades
	92415 Courbevoie, France
	To the attention of [***]
With a copy (except for invoices) to:	Les Laboratoires Servier
	22_rue Garnier
	92200 Neuilly sur Seine, France

-59-

To the attention of the Legal Department

The date of receipt of any notice given under this Agreement, including, without limitation any invoice provided by Pharmacyclics to Servier, shall be deemed to be (a) the date given if delivered personally or by facsimile transmission receipt verified, (b) seven (7) days after the date mailed if mailed by registered or certified mail return receipt requested, postage prepaid, or (c) two (2) days after the date sent if sent by express courier service.

13.7 Waiver

No failure of either Party to exercise and no delay in exercising any right, power or remedy in connection with this Agreement will operate as a waiver thereof, nor will any single or partial exercise of any right, power or remedy preclude any other or further exercise of such right, power or remedy or the exercise of any other right, power or remedy.

13.8 Disclaimer Of Agency

The relationship between Pharmacyclics and Servier established by this Agreement is that of independent contractors, and nothing contained herein shall be construed to (a) give either Party the power to direct or control the day-to-day activities of the other, (b) constitute the Parties as the legal representative or agent of the other Party or as partners, joint ventures, co-owners or otherwise as participants in a joint or common undertaking, or (c) allow either Party to create or assume any liability or obligation of any kind, express or implied, against or in the name of or on behalf of the other Party for any purpose whatsoever.

13.9 Ambiguities

Ambiguities, if any, in this Agreement shall not be construed against any Party, irrespective of which Party may be deemed to have authored the ambiguous provision.

13.10 Headings and Section References

The article and section headings and references contained herein are for the purposes of convenience only and are not intended to define or limit the contents of said articles or sections, except that any conflict between a section reference number and any textual reference to the section title noted next to such reference, will resolved in favor of the textual reference.

13.11 Severability

If any term, covenant or condition of this Agreement or the application thereof to any Party or circumstance shall, to any extent, be held to be invalid or unenforceable by a court or administrative agency of competent jurisdiction, then (a) the remainder of such documents, or the application of such term, covenant or condition to Parties or circumstances other than those as to which it is held invalid or unenforceable, shall not be affected thereby and each term, covenant or condition of such documents shall be valid and be enforced to the fullest extent permitted by law; and (b) the Parties hereto covenant and agree to renegotiate any such term, covenant or application thereof in good faith in order to provide a reasonably acceptable alternative to the term, covenant or condition of such documents or the application thereof that is invalid or unenforceable, it being the intent of the Parties that the basic purposes of this Agreement are to be effectuated.

13.12 Maintenance of Records

Each Party will keep and maintain all records required by Applicable Laws with respect to Licensed Products or Combination Products and will make copies of such records available to the other Party upon request.

13.13 Standstill

Servier agrees that neither it nor any Affiliate or other of its representatives, acting alone or as part of any group, shall directly or indirectly until [***], without the prior written approval of Pharmacyclics' Board of Directors:

13.13.1   acquire or agree, offer, seek or propose to acquire, or cause to be acquired, ownership (including, but not limited to, beneficial ownership as defined in Rule 13d 3 under the Securities and Exchange Act of 1934) of any of the assets or businesses of Pharmacyclics or of any securities of Pharmacyclics, or any rights or options to acquire any such ownership (including from a third party);

13.13.2   make, or in any way participate, directly or indirectly, in any "solicitation" of "proxies" (as such terms are used in the proxy rules of the Securities and Exchange Commission) to vote, or seek to advise or influence any person with respect to the voting of any voting securities of Pharmacyclics;

13.13.3   form, join or in any way participate in, a "group" (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934) with respect to any voting securities of Pharmacyclics;

13.13.4   otherwise act, whether alone or in concert with others, to seek to propose to Pharmacyclics any merger, business combination, restructuring, recapitalization or similar transaction to or with Pharmacyclics or otherwise act, whether alone or in concert with others, to seek to control, change or influence the management, Board of Directors or policies of Pharmacyclics, or nominate any person as a director of Pharmacyclics who is not nominated by the then incumbent directors, or propose any matter to be voted upon by the stockholders of Pharmacyclics;

13.13.5   solicit, negotiate with, or provide any information to, any person with respect to a merger, exchange offer or liquidation of Pharmacyclics or any other acquisition of Pharmacyclics, any acquisition or voting securities of or all or any portion of the assets of Pharmacyclics or any other similar transaction;

13.13.6   announce an intention to, or enter into any discussion, negotiations, arrangements or understandings with any third party with respect to, any of the foregoing; or

13.13.7   disclose any intention, plan or arrangement inconsistent with the foregoing, or advise, assist or encourage any other persons in connection with any of the foregoing.

In addition, Servier hereby agrees that during the term of this Agreement, it shall not request Pharmacyclics, directly or indirectly, to amend or waive any provision of this Section 13.13, (including this sentence.) If at any time during the term of this Agreement Servier or any of its representatives are approached by any third party concerning Servier's participation in a transaction involving the assets or business of Pharmacyclics or securities issued by Pharmacyclics, Servier will promptly inform Pharmacyclics of the nature of such transaction and the parties thereto.

13.14 Entire Agreement

This Agreement, including all schedules and exhibits attached hereto, which are hereby incorporated herein by reference, sets forth all covenants, promises, agreements, warranties, representations, conditions and understandings between the Parties hereto and supersedes and terminates all prior and contemporaneous agreements and understandings between the Parties with respect to the subject matter hereof. There are no covenants, promises, agreements, warranties, representations, conditions or understandings, either oral or written, between the Parties other than as set forth herein. No subsequent alteration, amendment, change or addition to this Agreement shall be binding upon the Parties hereto unless reduced to writing and signed by the respective authorized officers of the Parties.

13.15 Use of Names

Except as otherwise provided herein or as required by applicable law, regulation or court order, no right, express or implied, is granted to either Party by this Agreement to use in any manner any trademark, trade name or logo of the other Party, including without limitation the names "Servier" and "Pharmacyclics", without the prior written consent of the owning Party.

13.16 Counterparts

This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

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In Witness Whereof, the Parties have executed this Agreement by their proper officers as of the Effective Date.

Pharmacyclics, Inc.   **Les Laboratoires Servier**

("Pharmacyclics")   **("Servier")**

By: _____   By: _____

Name: Robert Duggan   Name: _____

Title: President & CEO   Title: _____

                                            By:_____

                                            Name:_____

                                            Title:_____

                                            Institut de Recherche Servier

                                            By :_____

                                            Name :_____

*** Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

Title :_____

EXHIBIT 1.7

INITIAL COMPOUND AND BACK-UP COMPOUND STRUCTURES

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EXHIBIT 1.32(a)

FULLY BURDENED COST OF MANUFACTURING BULK FORM

[***]

EXHIBIT 1.32(b)

FULLY BURDENED COST OF MANUFACTURING DOSAGE FORM

[***]

Dosage Form Calculation

[***]

EXHIBIT 1.66

PHARMACYCLICS PATENT RIGHTS

[***]

EXHIBIT 3.1

Research Program

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